Change is Needed at OM Group – A Path to Value Creation

Presentation By:



March 4, 2015

Table of Contents

	Page Numbers
I. Executive Summary	2 – 8
II. Change is Urgently Needed at OM Group	9 – 38
• Weak Financial Performance	
• Culture of Poor Capital Allocation	
• Culture of Excessive Executive Compensation	
III. FrontFour Has A Clear Value Creation Plan	39 – 52
• FrontFour's Nominees Are Highly-Qualified	
Appendix:	53 – 56
• Selecting Our Comparative Peer Group	
• FrontFour Key Modeling Assumptions	

FRONTFOUR
CAPITAL GROUP LLC

FrontFour employs a disciplined value-oriented approach to investing. Through our investment process, FrontFour engages in constructive dialogue with company management regarding their strategic plan and business outlook. In instances where it is clear management and the board are not acting in the best interest of all shareholders, we have successfully been an agent for change driving value and improving corporate governance for all shareholders; specifically within the broader general industrial and chemicals industries.

FrontFour's track record of success has driven strong results for all shareholders:

Ferro Corporation

Elected to Board

- Cost restructuring plan of $100mm+
- Divested multiple businesses for ~$290mm of proceeds
- Acquired $110mm+ of accretive businesses
- Improved corporate governance
- *Stock appreciated ~162% subsequent to FrontFour's public involvement*

Sensient Technologies

FrontFour pressure led to positive change

- Company announced significant cost restructuring plan
- Announced capital allocation strategy of ~$110mm stock buyback
- Improved corporate governance
- *Stock appreciated ~28% subsequent to FrontFour's public involvement*

Zoltek Companies

FrontFour along with investor group drove favorable change

- Company engaged J.P. Morgan to evaluate strategic alternatives to maximize shareholder value
- Company acquired by Toray Industries for $16.75 per share
- *Stock appreciated ~90% subsequent to FrontFour's public involvement*

FrontFour owns 5.9% of OM Group, Inc. ("OM Group", "OMG" or the "Company") and is committed to maximizing value for all Shareholders

Overview of OM Group

FrontFour Capital Group LLC

OM Group is a technology-driven global diversified industrial company serving end markets that include automotive systems, electronic devices, aerospace and defense, general industrial and renewable energy

- Three distinct business platforms: Magnetic Technologies, Battery Technologies and Specialty Chemicals
- Key customers include some of the world's best-known companies
  - BMW, BorgWarner, Continental, General Electric, Siemens, Boeing, Raytheon, Sherwin-Williams
- For the fiscal year ended 2014, the Company's reported revenues and Adjusted EBITDA were ~$1,068 million and ~$108 million, resulting in margins of 10%
  - Adjusted EBITDA excl. Advanced Materials was ~$113 million

OM Group's Diverse Product Suite Includes:

Choke for Body Sensing in Airbags



Choke for Electric Power Assisted Steering



Coating Additives



Specialty Medical Batteries



Defense Missile Batteries



Electric Meters





OM Group Has Great Potential But A Fresh Perspective Is Needed to Realize It

FRONTFOUR CAPITAL GROUP LLC

- **Stock Price Underperformance**
  - OMG has consistently underperformed versus its proxy self-defined peer group (the "Self-Defined Peer Group" or the "Peer Group"), the S&P 500 Index, the Russell 2000 Index and the S&P 500 Specialty Chemicals Index
  - **Since the CEO's arrival on June 13, 2005, the stock has underperformed its Self-Defined Peer Group by 458%**

- **Weak Financial Performance**
  - EBITDA margins below the Self-Defined Peer Group driven by poor gross margins & high SG&A
  - Working capital management is poor with significant cash trapped

- **Poor Capital Allocation**
  - The Company has engaged in a haphazard, value destructive M&A strategy as it has spent ~$1.5 billion for acquisitions versus the current enterprise value of ~$750 million (based on 1/8/15 closing price which is the date prior to FrontFour's public involvement)
  - Returns on equity ("ROE") & returns on invested capital ("ROIC") – significantly lag peers
  - The Company is overcapitalized with minimal debt

- **Flawed Strategy**
  - After destroying $750 million on acquisitions its time to reassess this flawed strategy
  - Three distinct platforms create opportunity for portfolio rationalization
  - We believe there would be strong interest from both strategic and financial buyers willing to pay attractive multiples for all or parts of the Company



OM Group Has Great Potential But A Fresh Perspective Is Needed to Realize It

FrontFour Capital Group LLC

- **Culture Of Excessive Executive Compensation**
  - 4 straight years of missed compensation targets – yet CEO and executive pay continues to increase
  - Executive team compensated in excess of better performing Self-Defined Peer Group
  - Shareholders previously rejected executive compensation scheme
  - The Company continues to receive cautious and negative commentary from governance firms

- **Board Of Directors – Poor Track Record, Weak Corporate Governance and De Minimis Stock Ownership**
  - Destruction of value during each of the eight (8) Director's respective tenures as indicated by total shareholder return ("TSR") versus Self-Defined Peer Group
  - Weak compensation oversight – lack of accountability
  - Independent directors own **just 0.25%** of shares outstanding
  - Classified Board structure
  - Limitations on shareholder rights – shareholders prohibited from calling special meetings or acting by written consent

- **Management & Board Lack Initiative And Are Reactionary**
  - Only after FrontFour's announced plan for change do they announce restructuring efforts
  - The Company's plan lacks transparency and detail
  - Lack of urgency persists as plan doesn't address significant opportunity and asks shareholders to wait until the end of 2017



OM Group Has Great Potential But A Fresh Perspective Is Needed to Realize It

FrontFour Capital Group LLC

- **FrontFour Has A Clear Value Creation Plan**
  - FrontFour is one of the largest shareholders of OM Group and its interests are directly aligned with the interests of all shareholders
  - We believe a clear path to value creation exists through a cost-cutting opportunity of at least $50 million, the release of $30 million in working capital and a $250 million stock buyback (net of cash restructuring costs)

- **Fresh Perspective Is Needed and FrontFour's Nominees Are Ready To Provide It**
  - The right skill-set, knowledge and background to oversee a turnaround
  - Operational, strategic and corporate governance expertise
  - Relentless focus on cost optimization, growth repositioning, corporate governance
  - Our nominees will work diligently and with a sense of urgency to drive value for all shareholders
    - **David A. Lorber:** Co-founder/Portfolio Manager of FrontFour Capital Group LLC and Co-founder/Principal of FrontFour Capital Corp. Mr. Lorber currently sits on the Board of Ferro Corporation.
    - **Thomas R. Miklich:** Has significant CFO, operating and M&A experience. Mr. Miklich currently sits on the Board of Quality Distribution and Noranda Aluminum Holding Corporation.
    - **Allen A. Spizzo:** Has significant CFO, operating and M&A experience. Mr. Spizzo was the CFO and Head of Strategic Planning & Business Development for Hercules Incorporated prior to its sale to Ashland Inc. for $3.3 billion.

FRONTFOUR
CAPITAL GROUP LLC

Comprehensive Cost Restructuring & Margin Improvement Opportunity



2014 EBITDA
~$113 million

Direct Spend

Facility Consolidation

Supply Chain and Go to Market Model

Indirect Spend

Business Process Optimization

Corporate Spend

Potential EBITDA
~$163 million

Potential EBITDA increase of 44%

Substantial Opportunity to Unlock Value

FrontFour Capital Group LLC

We believe OM Group Inc. is extremely undervalued. The successful execution of our plan can unlock substantial value.

FrontFour's Plan for Value Creation

1. Comprehensive cost restructuring and margin improvement opportunity
2. Focus on revenue enhancement opportunities
3. Drive working capital management
4. Portfolio optimization & cohesiveness
5. Prudent and disciplined capital allocation strategy

PROJECTED FINANCIAL PERFORMANCE ($ IN MILLIONS)[1]

	FY 2015	FY 2016
Revenues	**$952.9**	**$965.6**
YoY growth %	*-1.2%*	*1.3%*
EBITDA	110.3	129.8
Add: Restructuring Cost Savings	15.0	35.0
Adjusted EBITDA	**125.3**	**164.8**
YoY growth %	*10.5%*	*31.6%*
margin %	*13.1%*	*17.1%*
Less: Cash Interest	1.0	2.1
Less: Cash Taxes	14.5	23.9
Less: Capital Expenditures	42.9	38.6
Less: Working Capital Use / (Gain)	(3.6)	3.8
Run-Rate Free Cash Flow (FCF)	**70.4**	**96.4**
FCF/Share	$2.99	$4.10
Leverage and Coverage Metrics		
Total Debt/EBITDA	1.35x	0.58x
Net Debt/EBITDA	1.35x	0.58x
Valuation Metrics		
EV/EBITDA	6.50x	4.49x
FCF Yield	*10.9%*	*15.0%*
Implied Share Price @ 8.5x EBITDA[2]		**$55.51**

Note: Figures based on FrontFour's internal projections. Excludes Advanced Materials.
(1) See Appendix for FrontFour's modeling assumptions.
(2) Stock closing price as of 1/8/15.

Our goal is to dramatically improve OM Group for the benefit of ALL shareholders

Change Is Urgently Needed At OM Group

Management & Board Responsible For Dismal TSR Performance

FrontFour Capital Group LLC



475.0%
425.0%
375.0%
325.0%
275.0%
225.0%
175.0%
125.0%
75.0%
25.0%
-25.0%
OM Group underperforms versus Peer Group by ~12%
OM Group underperforms versus Peer Group by ~30%
OM Group underperforms versus Peer Group by ~134%
OM Group underperforms versus Peer Group by ~458%
1-Year Performance
3-Year Performance
5-Year Performance
Since 6/13/05 (Mr. Scaminace assumes CEO role)
S&P 500 Index
Russell 2000 Index
S&P 500 Specialty Chemicals Index
Self-Defined Peer Group
OM Group

Source: Bloomberg. Total return includes stock gains/losses plus all dividends. Performanced measured through 1/8/15 (date prior to FrontFour's initial public letter).

OM Group stock has significantly underperformed its Self-Defined Peer Group across the 1, 3, 5 and 10-year time frame

FrontFour Capital Group LLC

<u>OM GROUP BOARD 5-YEAR PROGRESS REPORT (2010–2014)</u>

Metric	Outcome	Result
Financial Growth	• Revenue declined by 4% • Adjusted EBITDA declined by 41%	**Failed**
Cost Structure	• SG&A/Sales increased from 14.6% to 19.5%	**Failed**
Margins	• Adjusted EBITDA Margin down from 16.4% to 10.1%	**Failed**
Financial Returns	• ROE decreased 24 percentage points and ROIC[1] decreased 21 percentage points	**Failed**
Balance Sheet Management	• Working Capital[2]/Sales average is 940 basis points higher than Self-Defined Peer Group	**Failed**
Portfolio & Organizational Structure	• ~$510M of asset sale losses, impairment, restructuring and acquisition-related charges[3] • Turnover at corporate and business segment levels	**Failed**
M&A	• Acquired $1.5 billion of assets; Current enterprise value of $750 million; <u>$750 million of value destroyed</u>	**Failed**

Source: Bloomberg, Company Filings.
(1) ROIC assume an OM Group corporate tax rate of 35% for calculation purposes.
(2) OM Group's working capital % of sales based on information provided in Company's presentation materials. Peer Group's working capital calculated as (A/R + Inventory – A/P) / Net Revenues.
(3) See slide 28 for detailed breakdown of asset sale losses, impairments and restructuring and acquisition-related charges.

The OM Group Board has FAILED to deliver on a variety of self-defined or industry standard value creation drivers





Interests of Current Board Not Properly Aligned With Interests of Shareholders

FrontFour Capital Group LLC

Directors own minimal stock

% of OM Group Outstanding Shares
7%
6%
5%
4%
3%
2%
1%
0%
5.39%
~$50 million invested
~$2 million invested
0.25%
Independent Directors' Ownership (2)
FrontFour Ownership (3)

Director	Shares Held Outright[(1)(2)]
Joseph Scaminace	317,936
Richard Blackburn	18,176
Steven Demetriou	16,176
Patrick Mullin	16,054
Katharine Plourde	10,768
Hans-Georg Betz	8,517
Carl Christenson	4,497
John McFarland	2,351
Total	**394,475**

Source: Bloomberg, Company Filings.

1. The shares owned outright refers to shares owned directly by the directors as of the latest Company filings and excludes shares issuable to the directors upon the exercise of stock options, deferred stock and/or other stock awards.
2. Based on our review of the Company's public filings, we believe management (named executive officer per Proxy) and members of the Board directly own, in the aggregate, approximately 2.3% of the outstanding stock of the Company, with the Board directly owning just 0.25% of OM Group's outstanding common stock (excluding the ownership of CEO and Chairman of the Board, Joseph Scaminace).
3. Excludes 155,000 shares which are subject to call options.

FRONTFOUR
CAPITAL GROUP LLC

OM GROUP'S REACTIONARY ACTIONS POST-FRONTFOUR INVOLVEMENT



Cost Structure

Cost optimization initiatives to achieve $30-$40 million annual cost savings by the end of 2017
- We have significant concerns regarding management's ability to execute and the board's ability to effectively oversee the Company's largest restructuring effort in a decade
- This plan is in reaction to FrontFour's proposal and is not aggressive enough as we strongly believe the Company could achieve at least $50 million in annual cost savings in the next 24 months



Financial Returns

Realizing an asset impairment charge of $190-$200 million in Magnetic Technologies
- These impairment charges are the latest in a string of material charges and support FrontFour's claim that the Company grossly overpaid for acquisitions and mismanaged businesses once acquired. As a result significant value has been destroyed.

Without a change of leadership and strategic direction we are concerned that the current value destructive path will continue and that shareholder capital will remain at risk

Widespread Belief That Change Is Necessary

FrontFour Capital Group LLC

"…**Considering the absence of value creation track record, we believe the activist that recently filed a 13-D has some legitimate arguments**…"
Chris Kapsch, Topeka Capital Markets, 1/21/15

"…We are not surprised to see activists become more aggressive as we previously mentioned **OMG is a prime candidate for activism given it has no leverage, a soft margin/high cost profile, and minimal synergies between segments**…"
Kevin Hocevar, Northcoast Research, 1/13/15

"…**The concerns stated by FrontFour Capital are in line with our view** on the Company that there are opportunities to unlock significant shareholder value….."
Ivan M. Marcuse, KeyBanc Capital Markets, 1/9/15

"…**We see several different opportunities by which OMG can generate value and improve the different businesses...**"
Ivan M. Marcuse, KeyBanc Capital Markets, 9/30/14

Wall Street analysts who are intimately familiar with OM Group agree that immediate change is warranted

Weak Financial Performance

FrontFour CAPITAL GROUP LLC

Adjusted EBITDA guidance has been revised downward multiple times and management recently reduced its long-term expected growth rate



ADJ. EBITDA 2013-2015 (GUIDANCE AND ACTUALS)

Source: Company Guidance, Company Filings.
(1) Guidance revised to lower end of range due to UPC divestiture and lack of improvement in Europe.

Financial performance has been disappointing across all metrics even as significant shareholder capital has been spent on acquisitions and capital expenditures



Revenues



SG&A



Adj. EBITDA



ROIC[1]

Source: Bloomberg, Company Filings.
(1) ROIC assume an OM Group corporate tax rate of 35% for calculation purposes.

17

FRONTFOUR
CAPITAL GROUP LLC

OM Group vs. Peer Group 2010-2014

■ OM Group   ■ Peer Group

TSR[1]



Revenue Growth[2]



EBITDA Growth[2]



SG&A % of Sales Change[2]



ROIC Decrease (in percentage points)[2]



Source: Bloomberg, Company Filings.
1. Total returns includes stock gains/losses plus all dividends. Stock performance measured from 12/31/09 through 12/31/14.
2. The comparisons are performed on OM Group reported financials versus the average of Peer Group for the fiscal year ended 2014 compared to the fiscal year ended 2010.

Over the past 5 years, OM Group has underperformed its Self-Defined Peer Group across most key metrics

FRONTFOUR
CAPITAL GROUP LLC

- Management has an apparent chronic dependence on adjusted, non-GAAP figures (i.e. - Adjusted EBITDA) which has helped to portray their execution as better than reality and has also aided in masking a severely bloated cost structure

- Significant cost rationalization opportunities are available, both at the corporate and segment levels
    - **We believe there are at least $50 million of cost savings opportunities within the Company**

- The Company's efficiency metrics are disastrous and support a greater restructuring effort

($ in USD)	Revenues (mm)	Gross Profit(mm)	SG&A / Gross Profit (%)	Square Footage (in 000's)	Employees	Revenues/ Sq. Feet	Revenues/ Employees	Gross Profit/ Employees
OM Group	$1,067.5	$238.2	87%	3,862	6,200	$276.4	$172,177	$38,419
Peer Group Average	1,865.0	479.9	61%	3,527	5,357	481.2	468,306	110,774
OM Group vs. Peer Group	**-43%**	**-50%**	**43%**	**10%**	**16%**	**-43%**	**-63%**	**-65%**

Source: Bloomberg, Company Filings.

OM Group has more employees than its peers, yet is significantly less productive



SG&A % of Sales

Significant and worsening discrepancy of 550+ basis points to Peer Group

19.5%

13.9%

Y-axis: SG&A % of Sales — 12.00%, 13.00%, 14.00%, 15.00%, 16.00%, 17.00%, 18.00%, 19.00%, 20.00%

X-axis: 2010, 2011, 2012, 2013, 2014

■ OM Group   ▲ Peer Group

Source: Company Filings, Bloomberg.

The Company's SG&A levels have remained elevated and have become further disconnected with peers – its SG&A % of sales is 550+ basis points higher than peers

OM Group's SG&A Expenses

- Bloated corporate overhead, inefficient operations, stranded costs, improperly integrated acquisitions and excessive compensation have driven OMG's chronically inflated cost structure



Source: Bloomberg, Company Filings.

OM Group's lack of cost discipline and inefficient SG&A structure have resulted in uncompetitive EBITDA Margins

Poor EBITDA Margins Compared to Self-Defined Peers

FRONTFOUR CAPITAL GROUP LLC

- EBITDA margins down over 600 basis points since 2010 as a result of lack of execution and a flawed acquisition strategy



EBITDA margins (%)
EBITDA margins (%)
14.0%
12.0%
10.0%
8.0%
2014
3-Year Avg.
5-Year Avg.
OM Group
Peer Group

Source: Company Filings, Bloomberg.

OMG's comparatively low margins are driven by weak execution and excessive compensation

Culture of Poor Capital Allocation

A History of Significant Value Destruction



$mm
1,500
1,250
1,000
750
500
50+% destruction of enterprise value
Acquisitions Since 2005
Current Enterprise Value

Source: Bloomberg, Company Filings.



500.0%
400.0%
300.0%
200.0%
100.0%
0.0%
458% TSR under performance to Peer Group
Since 6/13/05 (Mr. Scaminace assumes CEO role)
Peer Group TSR
OM Group TSR

Despite asset sales and debt pay down shareholders have not realized value

OM Group's Acquisitions[1] & Capital Spending



Source: Bloomberg, Company Filings.
(1) $1 billion VAC acquisition in 2011 includes assumption of pension liabilities.
(2) Decrease in cumulative acquisitions in 2013 due to sale of UPC business for $63 million.

- Over the past 5 years, virtually every financial metric is worse off
  - Revenues, EBITDA, margins and financial returns are all significantly lower
  - **The stock has a negative TSR over this time period**
- Cumulative capex since Joe Scaminace became CEO has been ~$336 million, or ~$11 per share
- Cumulative acquisitions (excl. UPC sale) since Joe Scaminace became CEO has been ~$1.6 billion, or ~$50 per share

We strongly believe the Company's shares are currently discounting shareholders' fears that cash will be deployed into further value destructive acquisitions



OM Group's Revenues per Square Foot

Peer Group at $480 of revenues per square foot

Source: Bloomberg, Company Filings.
Note: Calcualtions for 2013 and 2014 exclude Advanced Materials.

Revenue per square foot continues to trend lower and is significantly below Self-Defined Peer Group

- Weak standalone and comparative return metrics are, in our view, a direct result of poor operational oversight and lack of undisciplined capital allocation strategy

ROIC (%)



Source: Company Filings, Bloomberg.
Note: ROIC calculations assume OM Group and proxy peers corporate tax rate of 35% for comparability purposes.

ROE (%)



Source: Company Filings, Bloomberg.

Simply writing down assets $500+ million over time to boost ROIC is not a proper value creation strategy

27



Long History of Significant Asset Write-Downs and Charges

FRONTFOUR CAPITAL GROUP LLC

($ in USD millions)	2010	2011	2012	2013	2014
Loss on Divestitures	0	0	0	112	0
Impairment Charges	0	0	0	0	195
Restructuring Charges	0	0	0	10	7
Acquisition Related Charges	5	127	56	0	0
Total	**5**	**127**	**56**	**121**	**202**
Cumulative Total	**5**	**132**	**188**	**309**	**511**
% of Current Enterprise Value [(1)]	***0.7%***	***17.6%***	***25.1%***	***41.2%***	***68.2%***

Source: Bloomberg, Company Filings.

(1) Current enterprise value of $750 million based on 1/8/15 closing price w hich is date prior to FrontFour's initial public letter.

Cumulative charges and asset sale losses over the past 5 years represent close to 70% of the Company's current value

Balance Sheet Remains Mismanaged & Overcapitalized

- Poor Working Capital Management
- Missed Working Capital Targets
- Minimal Debt
- Positive Cash Balance

Working Capital / Sales (%): 5-Year Average[(1)]



Working Capital / Sales (%)
33.3%
32.0%
27.0%
22.0%
23.8%
OM Group
Peer Group
Underperformance by ~1000 bps

Source: Bloomberg, Company Filings.

1. OM Group's working capital % of sales based on information provided in Company's presentation materials. Peer Group's working capital calculated as (A/R + Inventory – A/P) / Net Revenues.

The Company's balance sheet presents significant opportunity and hidden value

Culture Of Excessive Executive Compensation

MANAGEMENT'S COMPENSATION TARGETS (2009-2013)

Metric	2013 Result[1]	2012 Result	2011 Result	2010 Result	2009 Result
Operating Profit	Failed	Failed	Passed	Passed	Failed
Free Cash Flow	Passed	Passed	Passed	Passed	Passed
Organic Growth Programs	Failed	n/a	n/a	n/a	n/a
Structural Fixed Cost Improvements	Failed	n/a	n/a	n/a	n/a
Corporate Development	Passed	n/a	n/a	n/a	n/a
EBITDA margin[2]	Failed	Failed	Failed	n/a	n/a
Return on Net Assets[2]	Failed	Failed	Failed	Failed	Passed
Operating Profit[2]	n/a	n/a	n/a	Failed	Passed
EaglePicher EBITDA	n/a	n/a	n/a	Passed	n/a
% Score[3]	29%	25%	50%	60%	75%

Source: Bloomberg, Company Filings.
(1) For fiscal year 2013 the Company changed its weightings and performance measures to include organic growth programs, structural fixed costs improvements and corporate development.
(2) Represents outcome for performance based restricted stock awards that are awarded on the previous three years performance.
(3) "Failed" score represents meeting less than 70% of total compensation targets for that respective year.

OM Group has received a failing score for meeting its compensation targets in 4 of the past 5 years; *it has now failed on its targets 4 years in a row*

Second Worse Performer Amongst Peer Group Since June 2005

FRONTFOUR CAPITAL GROUP LLC



45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
Median 10-Year Annualized Return ~9%(1)
NewMarket
S&P 500 Specialty Chemicals Index
EnerSys
Stepan
Albemarle
HB Fuller
Crane
A. Schulman
Cytec
Materion
Hexcel
Russell 2000 Index
S&P 500 Index
Kennametal
Stoneridge
OMG
GrafTech

Source: Bloomberg.

1. Altra Holdings and Polypore excluded since they were not publicly listed in 2005. Annualized returns measured on weekly basis and measured through the week prior to FrontFour's initial public letter.

During CEO's tenure, OM Group's TSR is approximately 10% as compared to Self-Defined Peer Group TSR of approximately 469%



Joe Scaminace, CEO on Financial Guidance: *"We have turned the page from a very successful 2013 and are now clearly and totally focused on performing well in 2014 and beyond. And to repeat Chris' words, we are in an enviable position. We've worked hard to transform our portfolio, and we now have three value-added platforms that we're confident that we could grow. These businesses are more predictable and sustainable, which is reflected in our 2014 EBITDA forecast that shows year-over-year improvement over our 2013 results.."*
Bloomberg Q4 2013 Earnings Call (2/13/14) Transcript



Reality:
Even after selling off commodity businesses the Company is not predictable or sustainable as reflected in 2014 guidance which was reduced twice during 2014 and is now forecast to be worse than 2013 results. **STOCK DOWN 15% SINCE.**





Joe Scaminace, CEO on VAC Acquisition: *"Just as importantly, it meets and exceeds our financial criteria for acquisitions, including among other things a business which delivers attractive, sustainable margins from value added products and a track record of generating strong cash flow from operations...I believe this represents a significant enhancement to our investment proposition and the ability to increase long-term value for our shareholders."*
Bloomberg VAC Acquisition Call (7/5/11) Transcript



Reality:
The Company overpaid for VAC and in process destroyed significant value for shareholders. Management also acquired a business doing north of 20% EBITDA margins and recently revised margin guidance downward in the range of 12-17%. **STOCK DOWN 30% SINCE.**



- Mr. Scaminace's total compensation growth has grown inversely to the performance of OM Group and now stands at 3.5% of EBITDA
  - **Even as one of the worst performers, as shown in a prior slide, Scaminace has collected north of $40 million in total compensation**



Source: Company Filings.

Executive compensation practices raise serious questions regarding lack of accountability and independence by the Board

FRONTFOUR
CAPITAL GROUP LLC

- In 2013, OMG paid its executive officers incentive compensation at an average multiple of 6.1x base salary compared to 2.8x for its peer group

	2013
OMG Executive Avg Base Salary	$422,615
OMG Executive Avg Incentive Compensation	$1,614,374
OMG Executive Avg Total Compensation	$2,036,988
OMG Executive Avg Multiple Base Salary[1]	**6.1x**
	2013
Proxy Peer Executive Avg Base Salary	$459,707
Proxy Peer Executive Avg Incentive Compensation	$1,430,497
Proxy Peer Executive Avg Total Compensation	$1,890,204
Proxy Peer Executive Avg Multiple Base Salary[1]	**2.8x**

Source: Company Filings.

(1) All calculations represent averages of each individual metric for all of the named executives for each respective company.

Strangely and on top of already lavish compensation certain executive officers receive annual cash payments of $25,000 – $30,000 in lieu of perquisites

Proxy Advisory Firms Have Raised Concerns About OMG's Poor Compensation Practices

FRONTFOUR CAPITAL GROUP LLC

"…**Given the company's -49.1 percent TSR in 2011, it may seem unreasonable to give the CEO a salary bump in 2012. Furthermore, the CEO's current salary is 17.1 percent above that of ISS-selected peer median.**…"

"…**The exclusion of the CEO's target performance shares is unusual and undermines the transparency of full disclosure** in the Summary Compensation Table, upon which shareholders rely heavily.…"

ISS 2013 report

"…**ISS' quantitative pay-for-performance screen indicates a medium level of concern due to total CEO pay over the last three years** somewhat outranking company TSR during the same period, relative to a group of companies similar in industry and size.…"

ISS 2014 report

In 2013, proxy advisory firm ISS expressed concerns regarding executive officers' compensation; in 2012, ISS recommended a vote AGAINST this proposal

Proxy Advisory Firms Have Raised Concerns About OMG's Poor Compensation Practices

FRONTFOUR CAPITAL GROUP LLC

"…**The Company has been deficient in linking executive pay to corporate performance**, as indicated by the "D" grade received by the Company in Glass Lewis' pay-for-performance model. **Shareholders should be concerned with this disconnect**.…"

"…we believe that **there are several issues that merit shareholder concern**…"

"…**we remain seriously concerned by the sustained failure to align pay and performance**…"

Glass Lewis 2014 report

Since 2011, Glass Lewis has consistently given OM Group's compensation practices a grade of D or worse

The Time For Change is Now

FrontFour Has A Clear Value Creation Plan



FrontFour's Nominees If Elected Will Seek to Address All Fundamental Issues

FRONTFOUR CAPITAL GROUP LLC

	EXECUTION	CULTURE	GOVERNANCE
Current Situation	➢ Board has failed to create shareholder value over both the short and long-term ➢ Board has approved value destructive acquisitions ➢ Cost structure and margin profile are amongst the worst in Peer Group ➢ Free cash flow has declined ➢ Balance sheet overcapitalized and working capital mismanaged	➢ Lack of ownership interest by management and the Board creates misalignment of interests ➢ Pay for performance culture is severely lacking ➢ Compensation targets have chronically been missed ➢ Stock has generated a negative annualized return over the past decade	➢ Management has received excessive compensation despite missing performance targets ➢ Company did not receive approval from shareholders on executive compensation in 2012 ➢ For years proxy advisory firms have raised concerns about compensation practices and related disclosures
FrontFour Position	➢ Focus on cost structure & margin improvement to drive profitability ➢ Take decisive actions to improve SG&A structure ➢ Drive efficient use of working capital through better inventory management ➢ Return shareholder capital in a disciplined manner ➢ Position the Company for profitable organic and acquisition growth	➢ Introduce a culture that is accountable and performance-driven ➢ Work with management to set ambitious but realistic targets and hold management accountable to those targets ➢ Create an environment where employees are compensated and promoted based on performance	➢ Re-energize the Board with experienced executives who are independent, cost focused value creators ➢ Push for state of the art corporate governance practices, including declassification of the Board ➢ Align pay with performance and drive a high performance culture of accountability

Comprehensive Cost Restructuring & Margin Improvement Opportunity

- Target $50 million of cost savings over the next 24 months
- Drive additional cost savings and revenue enhancement initiatives

Working Capital Efficiency

- Release $30 million of working capital
- Drive accountable working capital culture

Capital Discipline and Prudent Allocation of Resources

- $250 million stock buyback (net of cash restructuring costs) – Cheap valuation
- Drive ROIC focused culture – Accretive value add CAPEX spend & M&A Strategy

Portfolio Optimization and Cohesiveness

- Retain advisers to conduct broad and objective review of quality and cohesiveness of portfolio
- Optimize platforms through select portfolio rationalization
- Focus on all segments and sub-segments
- Focus on relatedness and value under current and potential business structure
- Portfolio linkage between segments
  - Strongest linkage - customer, product, market, technology, and common business model linkage
  - Weakest linkage - shared global infrastructure

**OMG is at a critical inflection point – the time for change is now.
We are confident our plan will unlock value for all shareholders!**



Comprehensive Cost Restructuring & Margin Improvement Opportunity

FRONTFOUR CAPITAL GROUP LLC

Initiatives

Target Savings:

$50 Million

Direct Spend

- Optimize raw material base
- Improve structure of raw material spend
- Realize greater efficiencies in transactional and infrastructure costs
- Focus value add services

Facility Consolidation & Manufacturing Optimization

- Improve manufacturing processes
- Drive facility productivity
- Align manufacturing footprint and supply chain
- Optimize, repairs & maintenance process

Supply Chain & Go to Market Model

- Consolidate functions – leverage scale
- Supply chain optimization
- Eliminate non-value add layers of complexity
- Focus on customer management and value realized
- Lower cost to serve

Indirect Spend

- Drive down non-value add costs
- Benchmark indirect spend
- Retain advisers to drive down non-value add costs
- Consolidate global procurement spend and drive efficiencies through organization

Corporate Spend

- Focus on value add personnel
- Eliminate redundancies
- Optimize real estate footprint

Business Process Optimization

Create "One OMG"

- Drive back office efficiency
- Optimize procurement / EH&S
- Drive down costs including: Information Tech. and Finance & Accounting
- Eliminate redundancies

Additional Opportunities to Drive Value Through Cost Savings and Revenue Enhancement

Customer Mix & Product Rationalization

- Better serve customers
- Drive customer engagement
- Focus on value add product lines
- Lift customer value proposition
- Examine mix and drive sustainable growth
- Product line simplification

Organic Growth Pipeline Optimization

- Create well defined organic growth pipeline optimization plan
- Put in place stage gate process
- Drive growth through targeted R&D
- Reorganize R&D/Marketing/Sales to drive down redundancy

OM Group's Working Capital Efficiency

- The Company has remained undisciplined around working capital management and continues to remain behind on its <30% target

- Target working capital opportunity conservatively at a minimum of $30 million release of cash

Working Capital % of Sales[1]



Source: Bloomberg, Company Filings.
(1) OM Group's working capital % of sales based on quarterly/annual information provided in Company's presentation materials. Peer Group's working capital calculated as (A/R + Inventory – A/P) / Net Revenues.

Inventory Turnover[2]



Source: Bloomberg, Company Filings.
(2) Inventory turnover defined as Cost of Goods Sold / Average Inventory.

Working capital inefficiency persists and an unexploited opportunity exists

OM Group's SG&A/Gross Profit

- This ratio highlights the Company's ineffective SG&A structure as it measures the ability of the Company to leverage each dollar of gross profit into bottom line earnings

OM Group's SG&A as a Percent of Gross Profit Remains Elevated and Shareholders are Losing 87% of Gross Profit to Bloated SG&A Expenses



Source: Bloomberg, Company Filings.

The rationalization of SG&A will quickly translate into significant earnings leverage

FrontFour's Cost Savings Estimates May Prove to be Conservative

FRONTFOUR CAPITAL GROUP LLC

OM Group's potential cost savings, assuming in-line performance with the Peer Group over a variety of time periods, as shown below, ranges from ~$90 million to ~$110 million

($ in USD millions)	2014	3-Year Avg.	5-Year Avg.
Gross Margins			
Peer Group Avg.	24.8%	25.7%	26.0%
OM Group	22.3%	20.1%	19.1%
Margin Differential	*(2.5)%*	*(5.6)%*	*(6.9)%*
OM Group's Revenues	1,067.5	1,067.5	1,067.5
Potential Gross Margin Savings	**$26.9**	**$59.7**	**$73.7**
SG&A % of Sales			
Peer Group Avg.	13.9%	13.8%	13.9%
OM Group	19.5%	18.2%	16.9%
Margin Differential	*5.6%*	*4.4%*	*3.0%*
OM Group's Revenues	1,067.5	1,067.5	1,067.5
Potential SG&A Savings	**$59.8**	**$46.8**	**$32.3**
Total Potential Cost Savings	**$86.7**	**$106.5**	**$105.9**
Total Potential Adj. EBITDA[(1)]	**$200.1**	**$219.9**	**$219.3**
% Upside from Adj. EBITDA	**76.5%**	**93.9%**	**93.4%**

Source: Bloomberg, Company Filings.

(1) Adj. EBITDA of $113.4 million per Company Filings. Excludes Advanced Materials.

The Company's significant EBITDA potential of $200+ million has been masked by lack of operational execution over the past decade

Assuming a historical working capital to sales percentage in-line with the Peer Group, would allow the Company to release ~$100 million of cash

($ in USD millions)	2014	3-Year Avg.	5-Year Avg.
Working Capital % of Sales			
Peer Group Avg.	23.7%	24.5%	23.8%
OM Group[1]	32.6%	34.1%	33.3%
Margin Differential	*8.9%*	*9.7%*	*9.4%*
OM Group's Revenues	1,067.5	1,067.5	1,067.5
Potential Working Capital Release	**$95.0**	**$103.4**	**$100.7**

Source: Bloomberg, Company Filings.

(1) OM Group's working capital % of sales based on information provided in Company's presentation materials. Peer Group's working capital calculated as (A/R + Inventory – A/P) / Net Revenues.

This unproductive use of cash could be redirected towards higher return purposes such as stock repurchases

FrontFour's Nominees Are Highly-Qualified

David A. Lorber (Age: 36)

- Co-founder/Portfolio Manager of FrontFour Capital Group LLC and FrontFour Capital Corp.
- Strong financial & investment expertise
- Served on five public company Boards with broad experience in multiple industries
- Helped generate significant returns as director of public companies
- Implemented both financial, operational, and governance improvements at companies with a focus on driving shareholder value

Thomas R. Miklich (Age: 67)

- Prior director of OM Group – in 2002 asked by the Board to become CFO to reposition and strengthen the Company – successful experience provides a significant advantage
- Significant experience as a senior corporate executive having served as CFO for five public companies along with significant board service
- Operating experience within chemicals and industrials sectors and a strong M&A track record

Allen A. Spizzo (Age: 57)

- Deep operating experience for 35+ years in global chemicals and materials sectors
- Hercules Incorporated – CFO and Head of Strategic Planning & Business Development – implemented financial & operational improvements and executed strategic M&A
- Instrumental in generating significant returns for shareholders through $3.3 billion sale of Hercules to Ashland Inc. in November 2008

David A. Lorber

FrontFour Capital Group LLC

- **Significant Board Experience:** Mr. Lorber has served on 5 public company boards across multiple industries
  - – Ferro Corporation (FOE): Director from May 2013 – Present
  - – GenCorp Inc. (GY): Director from March 2006 – December 2014
  - – Huntingdon Capital Corp. (HNT): Director from January 2010 – May 2013
  - – Fisher Communications Inc. (FSCI): Director from April 2009 – March 2012
  - – IAT Air Cargo Facilities Income Trust (IAT-u): Director from January 2009 – December 2009

- **Extensive Broad-Based Expertise and Strong Track Record:**
  - – Successfully gained board seat at Ferro and played instrumental role in cost restructuring plan of over $100 million which has led to Ferro's stock price appreciating ~162% subsequent to FrontFour's public involvement
  - – FrontFour successfully pressured Sensient Technologies to implement a significant cost restructuring plan, stock buyback plan and improved corporate governance practices which led to stock appreciating ~28% subsequent to FrontFour's public involvement
  - – FrontFour as part of a larger investor group was able to amicably work with Zoltek's board of directors in reaching a decision to seek strategic alternatives which resulted in the sale of the Company to Toray Industries for a 90% return when measured to the day prior to FrontFour's public involvement

- **Vested Interest in Maximizing Value:** As Partner and Portfolio Manager of FrontFour, Mr. Lorber is deemed to beneficially own the 1,785,606 shares beneficially owned by FrontFour; **his interests are strongly aligned with all shareholders**

Mr. Lorber's significant board experience and industry background will allow him to provide valuable advice and guidance as a member of the Board

Thomas R. Miklich

- **Significant CFO & Operating Experience:** Mr. Miklich has served as CFO of 5 companies, including many public companies, across a variety of industries including chemicals, industrials and healthcare
  - Ferro Corporation (FOE): CFO from July 2010 to April 2012
  - Titan Technology Partners: CFO from May 2005 to May 2007
  - OM Group, Inc. (OMG): CFO from May 2002 to May 2004
  - Invacare Corporation (IVC): CFO from 1993 to 2002
  - Sherwin Williams Company (SHW): CFO from 1986 to 1993

- **Significant M&A Experience**
  - Completed 10 acquisitions from 1993 through 2002 at Invacare Corporation helping the business grow from $335 million to $1.1 billion in revenues
  - Involved as a Board or Executive in the negotiation of two unsolicited takeover offerings resulting in the enhancement of shareholder value

- **Strong Prior Knowledge of OM Group**
  - Mr. Miklich served as OM Group's CFO from May 2002 through May 2004 and was member of Board
  - Became CFO at the Board's request and led a critical debt amendment, avoiding a potential debt default and providing time for asset sales and the repositioning of OM Group's business
  - Successfully repositioned Company through asset sales and operational changes

- **Board Experience:** Serves on the board of directors of Quality Distribution, Noranda Aluminum Holding Corporation; previously served on boards of United Agri Products, Titan Technology Partners and OM Group

Mr. Miklich has 30+ years of diverse financial & legal experience with both private and public companies, including in the industrials & chemicals sectors will help improve Board oversight

Allen A. Spizzo

- **Relevant Industry Experience:** Since 2008, Mr. Spizzo has been a management consultant focused on the chemicals, materials, biotechnology and pharmaceutical industries

- **Strong Management Track Record:** Served as CFO and Head of Strategic Planning & Business Development for Hercules Incorporated from March 2004 until November 2008
  - Managed a global team of 250 individuals
  - Involved in all daily functions including finance, accounting, treasury, tax planning, M&A, strategic planning and investor relations
  - Grew sales and cash flows significantly, while reducing leverage
  - Monetized non-core assets, including the 2002 sale of Hercules' water-treatment business to GE for $1.8 billion

- **Value Creation:** Instrumental in sale of Hercules to Ashland Inc. in November 2008 for $3.3 billion
  - Served as Vice President, Corporate Affairs, Strategic Planning and Corporate Development of Hercules from July 2002 to March 2004

- **Restructuring Experience**
  - Significantly strengthened and grew Hercules through large improvements in cash flow, EPS, book value and ROIC
  - De-levered and de-risked the balance sheet
  - Meaningfully reduced the fixed cost base and improved productivity

Mr. Spizzo's senior management experience in which he significantly improved operations and effectuated a sale of Hercules, will add valuable leadership skills to the Board

Appendix

How Did We Select Our Comparative Peer Group?

- The Company's Peer Group is based on information provided in OM Group's 2014 Proxy Statement and includes:
  - Albemarle
  - Altra Holdings
  - Crane
  - Cytec
  - EnerSys
  - HB Fuller
  - GrafTech
  - Hexcel
  - Kennametal
  - Materion
  - NewMarket
  - Polypore
  - A. Schulman
  - Stepan
  - Stoneridge

FrontFour's Key Modeling Assumptions

FRONTFOUR CAPITAL GROUP LLC

- $250 million share repurchase program @ $33.00 to be completed in 2015
- $50 million of run-rate cost savings realized by 2016; $15 million recognized in 2015 with remainder in 2016
- $30 million of cash costs incurred to implement restructuring
- Valuation multiple of 8.5x EBITDA which represents midpoint of estimated target range
- Corporate tax rate of 25%
- Capital expenditures at 4.5% of sales in 2015 and 4.0% in 2016

Disclaimer

- THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF FRONTFOUR CAPITAL GROUP LLC ("FRONTFOUR"), AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO OM GROUP, INC. (THE "ISSUER"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE ISSUER WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

- FRONTFOUR HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE, COMPLETE OR CURRENT.

- EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. YOU SHOULD BE AWARE THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. FRONTFOUR ASSUMES NO OBLIGATION TO UPDATE THE FORWARD-LOOKING INFORMATION.

- FRONTFOUR SHALL NOT BE RESPONSIBLE OR HAVE ANY LIABILITY FOR ANY MISINFORMATION CONTAINED IN ANY SEC FILING, ANY THIRD PARTY REPORT OR THIS PRESENTATION. THERE IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE ISSUER WILL TRADE, AND SUCH SECURITIES MAY NOT TRADE AT PRICES THAT MAY BE IMPLIED HEREIN. THE ESTIMATES, PROJECTIONS AND PRO FORMA INFORMATION SET FORTH HEREIN ARE BASED ON ASSUMPTIONS WHICH FRONTFOUR BELIEVES TO BE REASONABLE, BUT THERE CAN BE NO ASSURANCE OR GUARANTEE THAT ACTUAL RESULTS OR PERFORMANCE OF THE ISSUER WILL NOT DIFFER, AND SUCH DIFFERENCES MAY BE MATERIAL. THIS PRESENTATION DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY.

- FRONTFOUR RESERVES THE RIGHT TO CHANGE ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. FRONTFOUR DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN.

- UNDER NO CIRCUMSTANCES IS THIS PRESENTATION TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY.